December 12, 2023

Bradley Ecker

Asia Timmons-Pierce

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cub Crafters, Inc.
Offering Statement on Form 1-A Post Qualification Amendment No. 1 Filed November 3, 2023
File No. 024-11983

Dear Mr. Ecker and Ms. Timmons-Pierce:

We acknowledge receipt of the comments in the letter dated November 29, 2023 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Cub Crafters, Inc. (the “Company”), which we have set out below, together with our responses.

Post Qualification Amendment to Form 1-A filed November 3, 2023

SUMMARY INFORMATION, page 1

1.

Please highlight in this section that investors purchasing securities in this offering will only hold a maximum of 4.13% of your company's voting power, given that holders of your Class B Common Stock are entitled to eight votes per share.

The Company has updated the subsection “Voting Rights” under SUMMARY INFORMATION on page 2 to highlight the maximum voting power of 4.13% and added disclosure to the front cover.

Use of Proceeds, page 21

2.

Your disclosure that the maximum gross proceeds from the sale of the securities in this Offering are $50 million is inconsistent with the $54.5 million reflected in the 100%column. Please advise or revise.

The Company has revised the Use of Proceeds section on page 21 to reflect the correct gross amount of $XXX million, which reflects the portion of the funds raised in the offering that the Company will receive. The Company has made conforming changes elsewhere in the document to reflect the correct amount of proceeds based on the number of shares sold at the previous offering price of $5.00 per share and assuming the balance would be sold at $5.45 per share.

General

3.

We note that the Series A Preferred Stock are convertible into Common Stock upon the date of the occurrence of events specified by the holders of a majority of the then outstanding shares of Series A Preferred Stock. Please expand your disclosure to discuss whether the holders of the majority of Series A Preferred Stock have specified any events for conversion.

The Company has updated its disclosure on page 43 to state that no such events have been specified.

4.

Please disclose, wherever applicable, that future issuances of your Class B Common Stock will be dilutive to holders of your Series A Preferred Shares and holders of your Class A Common Stock. Please include appropriate a risk factor disclosure related to the potential dilution.

The Company has updated its disclosure on page 16 to address the dilutive effect of future issuances of Class B Common Stock on holders of Series A Preferred Stock and Class A Common Stock. Additionally, the Company has revised its risk factor discussing dilution found on page 11 to disclose the same.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cub Crafters, Inc. If you have additional questions or comments, please contact me at sara@crowdchecklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Partner

CrowdCheck Law LLP

cc: Patrick Horgan

Chief Executive Officer

Cub Crafters, Inc.

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